Contact

www.linkedin.com/in/jeannine-davison-21360284 (LinkedIn)

Jeannine Davison

Founder Amai Inc. - Edible, biodegradable cups made from spent grains in the U.S.

Carlsbad, California, United States

Experience

Amai Inc.

CEO / Founder

March 2019 - Present (6 years 1 month)

Carlsbad, California, United States

Amai is a U.S. manufacturer of an edible coffee cup made from upcycled grains aimed to disrupt single-use patterns and reduce waste. The cup is highly nutritious, delicious, versatile, and 100% backyard-compostable. Appropriate for hot and cold beverages alike, our cups stay crispy for nearly an hour, will not leak for 72 hours, and have no glazing or coating that will alter the taste of your drink. Made from 100% natural ingredients and containing no artificial colorings, sweeteners, or preservatives, our upcycled grains cup is vegan, GMO free, and is a significant source of fiber, protein, and antioxidants. Good for you and the planet!

Amai is pioneering a spent grain recovery system with San Diego Brewers to process this underutilized material back into food-safe, shelf-stable flour for cup production. This blueprint for local recovery directly addresses food waste diversion goals and can be franchised in other areas where there is a high concentration of breweries.

More info @ www.amai.earth

Aviara Oaks Elementary School

Vice President of Ways & Means

July 2015 - June 2017 (2 years)

Carlsbad, California

PTA board member responsible for all aspects of K-5 school fundraising including oversight and marketing of Annual Giving campaign, and the following committees & events: Fall & Spring Book Fairs, Jog-a-thon, Spring Parent Gala, Spirit Wear Sales, AmazonSmile, Restaurant Nights, Corporate Sponsorship, and Carlsbad Small Business Directory.

Panasonic North America

14 years 1 month

Vice President & General Manager Panasonic Hollywood Labs
April 2007 - June 2011 (4 years 3 months)
Universal City, California, United States

Oversaw Advanced Authoring Center start up and operations including Blu-ray and 3D video compression and authoring, client services, collaborative marketing projects with all major studios, and internal support for high definition video research projects.

General Manager, Panasonic Disc Manufacturing Corporation of America
June 1997 - March 2007 (9 years 10 months)
Torrance, California, United States

Established Panasonic's DVD Compression & Authoring services in Southern California from the ground level. Oversaw all aspects of this division including staffing, sales, production, client services, and fiscal responsibilities. Reported directly to the CTO for Panasonic's Media Business Unit in Osaka Japan.

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Education

University of Southern California
Master of Business Administration (MBA) · (2003 - 2005)

University of Wisconsin-Stout
Bachelor of Science (B.S.) Industrial Engineering · (1984 - 1988)